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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------

                           AMENDMENT NO. 19*
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

*Constituting the final amendment to this Schedule 14D-9.

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


                             INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January 16, 1997, January 21, 1997,
January 27, 1997 and February 3, 1997 (as amended, the "Norfolk
Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          On February 10, 1997, Norfolk issued a press release announcing, among other things, that it has nominated a slate of five directors to the Conrail Board. Norfolk also announced in its press release that the final proration factor for the amended Norfolk Offer is approximately 12.6 percent. A copy of the press release is attached hereto as Exhibit (a)(31), is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

          On February 10, 1997, Conrail issued a press release in response to Norfolk's proposed director slate, announcing that the terms of the proposal are invalid under Pennsylvania law and also appear to violate Federal transportation law. A copy of the press release is attached hereto as Exhibit (a)(32), is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

Item 9.  Materials to be filed as Exhibits.

          Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

        (a)(31)  Text of press release issued by Norfolk
                 dated February 10, 1997 (incorporated by reference to Exhibit (a)(26) to the Second CSX 14D-9).

        (a)(32)  Text of press release issued by Conrail
                 dated February 10, 1997 (incorporated by reference to Exhibit (a)(27) to the Second CSX 14D-9).

                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CONRAIL INC.



                              By /s/ John A. McKelvey
                                --------------------------------
                                Name:  John A. McKelvey
                                Title: Senior Vice President--
                                            Finance


Dated as of February 12, 1997

                          EXHIBIT INDEX

Exhibit               Description                          Page No.

*(a)(1)   Text of press release issued by Conrail
          dated October 23, 1996 (incorporated by
          reference to Exhibit (a)(9) to the
          Solicitation/Recommendation Statement on
          Schedule 14D-9 of Conrail Inc. dated
          October 16, 1996, as amended (the
          "CSX 14D-9"))................................
*(a)(2)   Text of press release issued by Norfolk,
          dated October 23, 1996 (incorporated by
          reference to Exhibit (a)(8) to the CSX
          14D-9)........................................
*(a)(3)   Text of press release issued by Conrail and
          CSX dated November 6, 1996....................
*(a)(4)   Letter to shareholders of Conrail dated
          November 6, 1996..............................
*(a)(5)   Text of press release issued by Conrail,
          dated November 7, 1996 (incorporated by
          reference to Exhibit (a)(16) to the CSX
          14D-9)........................................
*(a)(6)   Text of press release issued by Conrail,
          dated November 7, 1996 (incorporated by
          reference to Exhibit (a)(17) to the CSX
          14D-9)........................................
*(a)(7)   Text of press release issued by Conrail,
          dated November 8, 1996 (incorporated by
          reference to Exhibit (a)(18) to the CSX
          14D-9)........................................
*(a)(8)   Text of press release issued by Conrail and
          CSX, dated November 13, 1996 (incorporated
          by reference to Exhibit (a)(19) to the CSX
          14D-9)........................................
*(a)(9)   Text of press release issued by Conrail and
          CSX dated November 19, 1996 (incorporated
          by reference to Exhibit (a)(20) to the CSX
          14D-9)........................................
*(a)(10)  Text of press release issued by Conrail and
          CSX dated November 20, 1996 (incorporated
          by reference to Exhibit (a)(21) to the CSX
          14D-9)........................................
*(a)(11)  Text of press release issued by CSX dated
          November 21, 1996 (incorporated by
          reference to Exhibit (a)(22) to the CSX
          14D-9)........................................

*(a)(12)  Text of press release issued by Conrail,
          dated November 25, 1996.......................
*(a)(13)  Text of press release issued by CSX, dated
          November 26, 1996 (incorporated by
          reference to Exhibit (a)(23) to the CSX
          14D-9)........................................
*(a)(14)  Text of press release issued by Conrail and
          CSX dated December 5, 1996....................
*(a)(15)  Text of press release issued by Conrail and
          CSX dated December 10, 1996 (incorporated
          by reference to Exhibit (a)(8) to the
          Solicitation/Recommendation Statement on
          Schedule 14D-9 of Conrail dated December 6,
          1996, as amended, relating to the second
          tender offer by CSX (the "Second
          CSX 14D-9"))..................................
*(a)(16)  Text of press release issued by CSX and
          Conrail dated December 19, 1996
          (incorporated by reference to Exhibit
          (a)(12) to the Second CSX 14D-9)..............
*(a)(17)  Text of press release issued by Conrail
          dated December 20, 1996 (incorporated by
          reference to Exhibit (a)(13) to the Second
          CSX 14D-9)....................................
*(a)(18)  Text of joint advertisement published by
          Conrail and CSX on December 10, 1996
          (incorporated by reference to Exhibit
          (a)(14) to the Second CSX 14D-9)..............
*(a)(19)  Text of joint advertisement published by
          Conrail and CSX on December 12, 1996
          (incorporated by reference to Exhibit
          (a)(15) to the Second CSX 14D-9)..............
*(a)(20)  Text of joint press release issued by
          Conrail and CSX on January 9, 1997
          (incorporated by reference to
          Exhibit (a)(16) to the Second CSX 14D-9)......
*(a)(21)  Text of joint press release issued by
          Conrail and CSX on January 13, 1997
          (incorporated by reference to
          Exhibit (a)(17) to the Second CSX 14D-9)......
*(a)(22)  Text of joint press release issued by
          Conrail and CSX dated January 15, 1997
          (incorporated by reference to
          Exhibit (a)(18) to the Second CSX 14D-9)......

*(a)(23)  Text of press release issued by Conrail
          dated January 17, 1997 (incorporated by
          reference to Exhibit (a)(19) to the Second
          CSX 14D-9)....................................
*(a)(24)  Text of press release issued by Conrail
          dated January 28, 1997........................
*(a)(25)  Letter to shareholders of Conrail dated
          January 28, 1997..............................
*(a)(26)  Text of press release issued by Conrail
          dated January 22, 1997........................
*(a)(27)  Text of press release issued by Conrail
          dated January 23, 1997 .......................
*(a)(28)  Text of joint advertisement issued by
          Conrail and CSX on January 29, 1997
          (incorporated by reference to Exhibit
          (a)(23) to the Second CSX 14D-9)..............
*(a)(29)  Text of press release issued by Conrail on
          January 31, 1997 (incorporated by reference
          to Exhibit (a)(24) to the Second CSX
          14D-9)........................................
*(a)(30)  Text of joint press release issued by
          Conrail, CSX and Norfolk on January 31,
          1997 (incorporated by reference to Exhibit
          (a)(25) to the Second CSX 14D-9) .............
 (a)(31)  Text of press release issued by Norfolk on
          February 10, 1997 (incorporated by
          reference to Exhibit (a)(26) to the Second CSX
          14D-9)........................................
 (a)(32)  Text of press release issued by Conrail on
          February 10, 1997 (incorporated by
          reference to Exhibit (a)(27) to the Second CSX
          14D-9) .......................................
 (b)      Not applicable................................
*(c)(1)   Pages 4-5 and 9-14 of Conrail's Proxy
          Statement dated April 3, 1996 (incorporated
          by reference to Exhibit (c)(7) to the CSX
          14D-9)........................................
*(c)(2)   Employment Agreement of Mr. David M. LeVan
          dated as of October 14, 1996 (incorporated
          by reference to Exhibit (c)(5) to the CSX
          14D-9)........................................

*(c)(3)   Change of Control Agreement of Mr. David M.
          LeVan dated as of October 14, 1996
          (incorporated by reference to Exhibit
          (c)(6) to the CSX 14D-9)......................
*(c)(4)   First Amended Complaint in Norfolk Southern
          et al. v. Conrail Inc., et al., No. 96-CV-
          7167, filed on October 28, 1996 in the
          United States District Court for the
          Eastern District of Pennsylvania (incorporated by
          reference to Exhibit (c)(9) to the
          CSX 14D-9)....................................
*(c)(5)   Second Amended Complaint in Norfolk
          Southern et. al. v. Conrail Inc., et al.,
          No. 96-CV-7167, filed on November 15, 1996 in
          the United States District Court for the
          Eastern District of Pennsylvania
          (incorporated by reference to
          Exhibit (c)(12) to the CSX 14D-9).............
*(c)(6)   Text of opinion of Judge Donald
          VanArtsdalen of the United States District
          Court for the Eastern District of
          Pennsylvania as delivered from the bench on
          November 20, 1996..............................
*(c)(7)   Conrail's Definitive Proxy Statement, dated
          November 25, 1996..............................
*(c)(8)   Answer and Defenses of Conrail, CSX and the
          individual defendants to Second Amended
          Complaint, and Counterclaim of Conrail and
          CSX in Norfolk Southern et al. v. Conrail
          Inc. et al., filed on December 5, 1996, in
          the United States District Court for the
          Eastern District of Pennsylvania...............
*(c)(9)   Second Amendment to Agreement and Plan of
          Merger dated as of December 18, 1996,
          (incorporated by reference to
          Exhibit (c)(10) to the Second CSX 14D-9).......
*(c)(10)  Form of Amended and Restated Voting Trust
          Agreement (incorporated by reference to
          Exhibit (c)(11) to the Second
          CSX 14D-9).....................................

*(c)(11)  Text of opinion of Judge Donald
          VanArtsdalen of the United States District
          Court for the Eastern District of Pennsylvania
          as delivered from the bench on
          January 9, 1997 (incorporated by reference
          to Exhibit (c)(12) to the Second CSX 14D-9)....
*(c)(12)  Text of STB Decision No. 5 of STB Finance
          Docket No. 33220 dated January 8, 1997
          (incorporated by reference to
          Exhibit (c)(13) to the Second CSX 14D-9).......

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*   Previously filed
+ Included in materials delivered to shareholders of Conrail.